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                                    EXHIBIT 6


Friday December 4, 7:07 pm Eastern Time

Company Press Release

Insight Enterprises Inc. Adopts
Shareholder Rights Agreement

TEMPE, Ariz.--(BUSINESS WIRE)--Dec. 4, 1998--Computer direct marketer Insight Enterprises Inc. (NASDAQ/NMS/NSIT) ("Insight" or the "company") announced that its board of directors has unanimously adopted a Shareholder Rights Agreement.

Under the Agreement, Rights to purchase company stock will be distributed as a dividend at the rate of one Right for each share of company common stock held of record as of the close of business on Dec. 14, 1998. Insight's adoption of the Rights Agreement is similar to plans adopted by many U.S. public companies. It is designed to deter coercive or unfair takeover tactics. The Rights Agreement will assist the company's board of directors in dealing with any future actions taken by hostile entities which attempt to deprive the company and its shareholders of the opportunity to obtain the most attractive price for their shares.

The Rights are not being distributed in response to any effort to acquire control of the company, and the Board is not aware of any such effort.

Each Right will entitle holders of company common stock to buy one three-hundredth of a share of company Preferred Stock at an exercise price of U.S. $200.00.

The Rights will be exercisable - and will detach from the common shares - if a person or group acquires 15% or more of the company's outstanding common stock, or announces a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15% or more of the company's common stock.

Should a person or group acquire, without prior approval of the Board, 15% or more of the company's common stock, each Right would entitle the holder (other than such an acquiring person or group) to purchase company common stock (or, in certain circumstances, shares of the acquiring person) with a value of twice the Right's exercise price upon payment of the Right's exercise price.

In addition, if any person has become a 15% or more shareholder and the company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or more than 50% of the company's assets or earning power is sold or transferred, then each Right would entitle the holder (other than such an acquiring person or group) to receive, upon exercise and payment of the exercise price, common shares of the acquiring company having a value equal to two times the exercise price.


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The company will be entitled to redeem the Rights at U.S. $0.01 per Right at any time prior to a person or group acquiring 15% or more of the company's outstanding common stock (without prior approval of the Board). The Rights will expire at the close of business on Dec. 14, 2008.

Details of the Rights Agreement are outlined in materials that will be mailed to all shareholders.

About Insight

Insight is a leading direct provider of computers, hardware and software, offering a broad line of more than 80,000 brand name products primarily to businesses in the United States, Canada and the United Kingdom. Products are sold by a staff of customer dedicated account executives through outbound telesales and via the Internet.

Recently featured in Forbes as an "Up & Comer", Insight's net sales for the 12 months ended September 30, 1998 were $891.7 million. For product sales or company information, call 800-INSIGHT or visit www.insight.com.

Contact:

     Insight Enterprises Inc., Tempe
     Valerie J. Paxton,, 602/350-1611
     Email: vpaxton@insight.com